Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d) (1) or 13(e) (1) of the Securities Exchange
Act of 1934

(Amendment No._____)

The Asia Pacific Fund, Inc.

(Name of Subject Company (issuer))

The Asia Pacific Fund, Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

044901106

(CUSIP Number of Class of Securities)

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-3820

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation $	Amount of filing fee $
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________

Form or Registration No.: __________________________________

Filing Party: _____________________________________________

Date Filed: ______________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

The Asia Pacific Fund, Inc.

FOR IMMEDIATE RELEASE

Contacts:

Citigate Dewe Rogerson
Patricia Baronowski/Susan Sweeney
1 (212) 688-6840

ASIA PACIFIC FUND ANNOUNCES ADDITIONAL TENDER OFFER

(NEW YORK, NY May 16, 2002) — The Asia Pacific Fund, Inc. (NYSE, PCX: APB) announced today that it will make a tender offer, expected to be commenced during the current calendar quarter, for 25% of the Fund’s outstanding shares as of the commencement of the offer at a price representing a 5% discount from the net asset value per share at the termination of the offer. This tender offer is in lieu of a tender offer (for 10% of the Fund’s outstanding shares at a 10% discount from net asset value) that the Fund was obligated, under certain conditions, to make later this year pursuant to a previously announced tender offer program.

On May 10, 2002, the Fund’s net asset value per share was $11.74, and the closing price on the New York Stock Exchange was $10.50, representing a 10.56% discount from net asset value.

The Asia Pacific Fund is a diversified, closed-end U.S. registered management investment company managed by Baring Asset Management (Asia) Limited. As of May 10, 2002, the Fund’s total net assets were approximately $162 million.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal.

Offers to Purchase and their related Letters of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site of the Securities and Exchange Commission. The Fund will also make available to its stockholders, without charge, the Offers to Purchase and Letters of Transmittal.

For general information, contact Citigate Dewe Rogerson 1-800-626-0993 or the Fund at 1-888-4-ASIA-PAC.